Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

On May 28, 2015, Rock-Tenn Company distributed the following letter to holders of unexchanged certificates formerly representing shares of common stock of Smurfit-Stone Container Corporation:

May 28, 2015

Dear Holder of Unexchanged Share Certificates Formerly Representing Shares of Smurfit-Stone Common Stock:

On May 27, 2011, Smurfit-Stone Container Corporation (“Smurfit-Stone”) was acquired by Rock-Tenn Company (“RockTenn”). Pursuant to the terms of the merger agreement relating to that transaction, each share of Smurfit-Stone common stock that you held immediately prior to the effective time of the acquisition was cancelled and converted into the right to receive (a) $17.50 in cash and (b) 0.30605 shares of RockTenn common stock (which became 0.6121 shares of RockTenn common stock on August 27, 2014 when RockTenn effected a two-for-one stock split) (the “Merger Consideration”) upon surrender of the share certificates formerly representing shares of Smurfit-Stone common stock.  You are receiving this letter because you have not yet surrendered your share certificates.

On January 25, 2015, RockTenn and MeadWestvaco Corporation (“MWV”) agreed to a combination of their businesses (the “Combination”), pursuant to which each of RockTenn and MWV will become wholly owned subsidiaries of a newly formed company named WestRock Company (“WestRock”).

In order to exercise rights as a holder of RockTenn common stock, including the right to vote on the Combination or to make an election between cash and shares of WestRock in connection with the Combination, you must promptly surrender your shares of Smurfit-Stone common stock in exchange for the Merger Consideration.  To obtain information regarding how you can surrender your shares of Smurfit-Stone common stock in exchange for the Merger Consideration and exercise rights as a holder of RockTenn common stock, please contact the Exchange Agent for the Combination, Computershare Trust Company, N.A., at (800) 568-3476 (toll-free) or at (781) 575-2879.

Very truly yours,

ROCK-TENN COMPANY

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the stockholders of MWV and the shareholders of RockTenn for their consideration. In connection with the proposed transaction, RockTenn caused a newly formed holding company, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to the shares to be issued in the proposed transaction and a joint proxy statement for the stockholders of MWV and the shareholders of RockTenn (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on May 19, 2015. On or about May 22, 2015, each of MWV and RockTenn commenced mailing the Joint Proxy Statement in definitive form to its stockholders or shareholders, as applicable, of record as of the close of business on May 4, 2015. Each of WestRock Company, MWV and RockTenn may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,  AS THEY BECOME AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2015. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement and will be included in other relevant materials RockTenn and MWV intend to file with the SEC.